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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           ALL-COMM MEDIA CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    016627101
                                 (CUSIP Number)

                                 Laura Huberfeld
                 152 West 57th Street, New York, New York 10019
                                  212-581-0500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

     Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

     NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                    Schedule 13D

CUSIP No. 016627101                   13D                     Page 2 of 13 Pages

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Laura Huberfeld

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [x]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*
    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.

                7.  SOLE VOTING POWER
  NUMBER OF         829,391
    SHARES
 BENEFICIALLY   8.  SHARED VOTING POWER
   OWNED BY         94,000
     EACH
  REPORTING     9.  SOLE DISPOSITIVE POWER
 PERSON WITH        1,829,391

                10. SHARED DISPOSITIVE POWER
                    211,500

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,040,891

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    21.77%

14. TYPE OF REPORTING PERSON*
    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                                                    Schedule 13D

CUSIP No. 016627101                   13D                     Page 3 of 13 Pages

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Naomi Bodner

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [x]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*
    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.

                 7.  SOLE VOTING POWER
  NUMBER OF          829,391
    SHARES
 BENEFICIALLY    8.  SHARED VOTING POWER
   OWNED BY          94,000
     EACH
  REPORTING      9.  SOLE DISPOSITIVE POWER
 PERSON WITH         1,829,391

                 10. SHARED DISPOSITIVE POWER
                     211,500

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,040,891

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    21.77%

14. TYPE OF REPORTING PERSON*
    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                                                    Schedule 13D

CUSIP No. 016627101                   13D                     Page 4 of 13 Pages

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Laura Huberfeld/Naomi Bodner Partnership

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                         (b) [x]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*
    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    New York

  NUMBER OF      7.  SOLE VOTING POWER
    SHARES           94,000
 BENEFICIALLY
   OWNED BY      8.  SHARED VOTING POWER
     EACH            -0-
  REPORTING
 PERSON WITH     9.  SOLE DISPOSITIVE POWER
                     211,500

                 10. SHARED DISPOSITIVE POWER
                     -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    211,500

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.53%

14. TYPE OF REPORTING PERSON*
    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                                              Page 5 of 13 Pages

     This statement constitutes Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on June 19, 1996 (the "Original Statement"), of the Laura Huberfeld/Naomi Bodner Partnership (the "Partnership"), Laura Huberfeld and Naomi Bodner (collectively, the "Reporting Persons"), filing jointly. All defined terms hereunder have the meanings set forth in the Original Statement. This Amendment No. 1 reflects certain material changes in the information set forth in the Original Statement, as follows:

Item 5. Interest in Securities of the Issuer.

     (a) The following table shows the beneficial ownership of each of the Reporting Persons in the Company's Common Stock, the basis of such ownership, and the percentage of the total number of outstanding shares of Common Stock as of January 7, 1997. The table assumes that all Warrants have been exercised and that the total number of outstanding shares of the Company's Common Stock is 8,258,108 prior to such exercise.

                      Number of Shares       Percentage of
Name                  Beneficially Owned     Outstanding Shares
----                  ------------------     ------------------
Laura Huberfeld/
 Naomi Bodner
 Partnership(1)             211,500                2.53%
Laura Huberfeld(2)        2,040,891               21.77%
Naomi Bodner(2)           2,040,891               21.77%

(1) Includes 94,000 shares of Common Stock and 117,500 shares issuable upon exercise of Warrants.

(2) Includes 829,391 shares of Common Stock and 1,000,000 shares issuable upon exercise of Warrants. Also includes 211,500 shares beneficially owned by the Partnership.

     (b) Mmes. Huberfeld and Bodner share voting and dispositive power over all securities owned by the Partnership. Mmes. Huberfeld and Bodner each disclaim beneficial ownership in the Common Stock owned by the other party which is reported herewith. In addition, the Partnership disclaims beneficial ownership in the Common Stock owned by Mmes. Huberfeld and Bodner in their individual capacities. There is no written arrangement respecting voting and dispositive powers with respect to the Common Stock.

     (c) On December 23, 1996, Ms. Huberfeld and Ms. Bodner each converted 2,000 shares of Series B Convertible Preferred Stock ("Preferred Stock"), including all outstanding accrued dividends, into 829,391 shares of Common Stock at $1.25

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                                                              Page 6 of 13 Pages

per share. Also on December 23, 1996, the Partnership converted 235 shares of Preferred Stock into 94,000 shares of Common Stock at $1.25 per share.

     (e) On December 23, 1996, the Partnership ceased to be the beneficial owner of more than 5% of the Company's Common Stock.


Item 7. Material to be Filed as Exhibits.

     1. Amended and Restated Series B Conversion Agreement.

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                                                              Page 7 of 13 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 1997
                                        LAURA HUBERFELD/NAOMI BODNER PARTNERSHIP

                                        By: /s/ [TO COME]
                                        Title: General Partner

                                        /s/ Laura Huberfeld
                                        Laura Huberfeld

                                        /s/ Naomi Bodner
                                        Naomi Bodner